Exhibit 99.2

Controladora Vuela Compañía de Aviación, S.A.B. de C.V.

(the “Company”)

Summary of the Resolutions Adopted by the

Annual General Ordinary Shareholders' Meeting

held on April 24, 2026.

I.       Presentation and, if applicable, approval of the reports referred to article 28, section IV, of the Securities Market Law including the presentation of the financial statements for the year ended on December 31, 2025, and resolutions regarding the performance of the Board of Directors, Committees and Chief Executive Officer of the Company.

The following were presented and approved by majority vote: (i) the report of the Audit Committee in terms of Article 43, section II of the Securities Market Law; (ii) the report of the Corporate Governance Committee in terms of Article 43, section I of the Securities Market Law; (iii) the report of the Chief Executive Officer in terms of Article 28, section IV, subsection b) and Article 44, section XI of the Securities Market Law, together with the opinion of the external auditor; (iv) the opinion of the Board of Directors on the Chief Executive Officer's report; (v) the report of the Board of Directors referred to in Article 172, paragraph b) of the General Law of Business Corporations on the principal accounting and information policies and criteria followed in the preparation of the Company's financial information; (vi) the report of the Board of Directors referred to in Article 28, Section IV, paragraph e) of the Securities Market Law on the activities and operations of the Company in which said board participated; and (vii) the audited consolidated financial statements of the Company and its subsidiaries for the fiscal year ended December 31, 2025, which show a net loss of USD$103,871,649.97 (one hundred three million eight hundred seventy-one thousand six hundred forty-nine dollars and 97/100, legal tender of the United States of America).

Each and every one of the acts performed by the Board of Directors, by the Audit Committee, by the Corporate Governance Committee, by the Chairman of the Board of Directors, by the Chief Executive Officer, by the Secretary, by the Pro-Secretaries and by the officers of the Company in the performance of their duties during fiscal year ended December 31, 2025 were ratified and approved by majority vote and released from all liability derived from the performance of their duties, to which effect they are granted the broader release that may be applicable in compliance with the law.

II.	Resolutions regarding the allocation of the final results for the fiscal year ended on December 31, 2025.

It was resolved by majority vote that the net loss of the Company and subsidiaries obtained for the fiscal year ended December 31, 2025, which amount to USD$103,871,649.97 (one hundred three million eight hundred seventy-one thousand six hundred forty-nine dollars and 97/100, legal tender of the United States of America), be applied to the “accumulated results account” of previous years. Likewise, it was acknowledged that the legal reserve of the Company amounts to USD$17,363,027.74 (seventeen million three hundred sixty-three thousand twenty-seven dollars and 74 cents in legal tender of the United States of America) as of the date of the Meeting.

III.	Resignation, appointment and/or ratification of the members of the Board of Directors, by the Secretary of the Board of Directors and the Chief Executive Officer of the Company.

(i)	It was resolved by majority vote to accept the resignation of Mr. Harry F. Krensky as an independent member of the Company’s Board of Directors, as a member of the Corporate Governance Committee, as a member of the Compensations and Nominations Working Group, as a member of the Operations Working Group, and as a member of the Hedging Working Group of the Company.

(ii)	It was resolved by majority vote to accept the resignation of Mr. José Carlos Silva Sánchez-Gavito as an independent alternate member to Mr. José Luis Fernández Fernández, Mr. John A. Slowik, and Mr. Joaquín Alberto Palomo Déneke on the Board of Directors, and as an alternate member to the members of the Audit Committee.

(iii)	It was resolved by majority vote to accept the resignation of Mr. Eugenio Macouzet de León as alternate member to Mr. Ricardo Maldonado Yáñez on the Company’s Board of Directors.

(iv)	It was resolved by majority vote to ratify, effective until the merger of the Company and Grupo Viva Aerobus, S.A. de C.V. (the “Merger”) takes effect, Mr. Brian H. Franke as Chairman and member of the Board of Directors of the Company.

(v)	It was resolved by majority vote to ratify, effective until the Merger takes effect, Messer’s Stanley L. Pace, William Dean Donovan, John Slowik, Joaquín Alberto Palomo Déneke, Ricardo Maldonado Yáñez, Guadalupe Phillips Margain, Mónica Aspe Bernal, José Luis Fernández Fernández and Marco Andrés Baldocchi Kriete as independent members of the Board of Directors of the Company.

(vi)	It was resolved by majority vote to ratify, effective until the Merger takes effect, Messer’s Enrique Javier Beltranena Mejicano and Andrew Broderick as members of the Board of Directors of the Company.

(vii)	It was resolved by majority vote to ratify, effective until the Merger takes effect, Mr. William A. Franke as an honorary member of the Company’s Board of Directors, without him being a member of the Board, on the understanding that said honorary member will not receive any compensation or remuneration.

(viii)	It was resolved by majority vote to ratify, effective until the Merger takes effect, Mr. Rodrigo Antonio Escobar Nottebohm as substitute member to Mr. Marco Andrés Baldocchi Kriete.

(ix)	It was resolved by majority vote to acknowledge and ratify that Messer’s Stanley L. Pace, William Dean Donovan, John Slowik, Joaquín Alberto Palomo Déneke, Ricardo Maldonado Yáñez, Guadalupe Phillips Margain, Mónica Aspe Bernal, and José Luis Fernández Fernández qualify as independent directors in accordance with the provisions of Article 26 of the Securities Market Law. Likewise, it was resolved to acknowledge that Messer’s Marco Andrés Baldocchi Kriete and Rodrigo Antonio Escobar Nottebohm qualify as independent directors in accordance with the provisions of Article 26 of the Securities Market Law.

(x)	It was resolved by majority vote to ratify, effective until the Merger takes effect, Mr. José Alejandro de Iturbide Gutiérrez as Secretary of the Board of Directors of the Company, without being a member thereof.

(xi)	It was approved by majority vote to ratify, effective until the Merger takes effect, Mr. Enrique Javier Beltranena Mejicano as Executive President and Chief Executive Officer of the Company.

(xii)	It was resolved by majority vote that, effective until the Merger takes effect, the Board of Directors determines the removal, ratification and/or appointment of the Secretary and/or Pro-Secretary of the Board of Directors, and/or members of the Audit Committee and the Corporate Governance Committee and/or the Secretaries and/or Pro-Secretaries thereof, other than the Chairman of such Committees and/or any committee and/or working group that may be established from time to time to assist the Board of Directors in the performance of its duties. For the purposes of the foregoing, the Meeting delegated and conferred upon the Board of Directors all powers and authority necessary under the law in connection with the foregoing.

(xiii)	It was resolved by majority vote that in connection with the performance of its duties, the Company undertakes to hold harmless the members of its Board of Directors, the Secretary and the Pro-Secretary, the members and the Secretaries and Pro-Secretaries of the Audit Committee and the Corporate Governance Committee, the Executive President and Chief Executive Officer of the Company, its executives and officers, in connection with any claim, lawsuit, process or investigation initiated in the United Mexican States (Mexico) or abroad, including any of the countries in which the Company's shares are registered or listed, other securities issued based on such shares or other fixed or variable income securities or securities representing any kind of debt issued by the Company itself, in which such persons may be parties in their capacity as members of the Board of Directors of the Company, the Secretary and Pro-Secretary, the members and the Secretaries and Pro-Secretaries of the Audit Committee and the Corporate Governance Committee, the Executive President and Chief Executive Officer of the Company, their executives or officers, respectively, including the payment of any damages or losses that may have been caused and the amounts necessary to reach, if deemed appropriate, a settlement, as well as the totality of the fees and expenses of the attorneys and other advisors hired to protect the interests of such persons in the aforementioned cases, in the understanding that the Board of Directors itself is empowered to determine in the aforementioned cases, if it deems convenient to hire the services of attorneys and other advisors other than those who are advising the Company in the corresponding case.

IV.	Appointment and/or ratification, if applicable, of the Chairman of the Audit Committee of the Company.

(i)	It was approved by majority vote to ratify, effective until the Merger takes effect, Mr. José Luis Fernández Fernández as Chairman of the Audit Committee of the Company.

V.	Appointment and/or ratification, if applicable, of the Chairman of the Corporate GovernanceCommittee of the Company.

(i)	It was approved by majority vote to ratify, effective until the Merger takes effect, Mr. Ricardo Maldonado Yáñez as Chairman of the Corporate Governance Committee of the Company.

VI.	Resolutions regarding the compensation to the members of the Board of Directors, the Audit Committee, the Corporate Governance Committee, as well as the secretary of the Board of Directors and the Committees of the Company.

It was resolved by majority vote to approve the payment of fees to the Chairman of the Board of Directors, the independent directors, the other members and the Secretary of the Board of Directors, the members of the Audit Committee, the members of the Corporate Governance Committee and the Secretary of the Committees, for each meeting of the Board of Directors and/or the Audit Committee and/or the Corporate Governance Committee attended, as follows:

(i)	Chairman of the Board of Directors: Fixed annual payment of USD$150,000.00 (one hundred thousand and fifty dollars 00/100 legal currency of the United States of America) and USD$2,500.00 (two thousand and five hundred dollars 00/100 legal currency of the United States of America) for every meeting attended in person or remotely.

(ii)	Non-independent members of the Board of Directors: (other than the chairman): Fixed annual payment of USD$60,000.00 (sixty thousand dollars 00/100 legal currency of the United States of America), as well as USD$2,500.00 (two thousand and five hundred dollars 00/100 legal currency of the United States of America) for every meeting attended in person, or USD$500.00 (five hundred dollars 00/100 legal currency of the United States of America) in the event of attendance by telephone or other remote means.

(iii)	Independent members of the Board of Directors: Fixed annual payment of USD$60,000.00 (sixty thousand dollars 00/100 legal currency of the United States of America), as well as USD$2,500.00 (two thousand and five hundred dollars 00/100 legal currency of the United States of America) for every meeting attended in person, or USD$500.00 (five hundred dollars 00/100 legal currency of the United States of America) in the event of attendance by telephone or other remote means, as well as any other rights granted to them in terms of the shares plan they belong to.

(iv)	Secretary of the Board of Directors: Fixed annual payment of USD$25,000.00 (twenty-five thousand dollars 00/100 legal currency of the United States of America), as well as USD$2,500.00 (two thousand and five hundred dollars 00/100 legal currency of the United States of America) for every meeting attended in person, or USD$500.00 (five hundred dollars 00/100 legal currency of the United States of America) in the event of attendance by telephone or other remote means.

(v)	Chairman of the Audit Committee. Fixed annual payment equivalent to USD$30,000.00 (thirty thousand dollars 00/100 legal tender of the United States of America) and USD$4,000.00 (four thousand dollars 00/100 legal tender of the United States of America) for every meeting attended in person, and USD$500.00 (five hundred dollars 00/100 legal tender of the United States of America) in the event of attendance by telephone or other remote means.

(vi)	Other Members of the Audit Committee. Payment of USD$4,000.00 (four thousand dollars 00/100 legal tender of the United States of America) for every meeting attended in person, and USD$500.00 (five hundred dollars 00/100 legal tender of the United States of America) in the event of attendance by telephone or other remote means.

(vii)	Secretary of the Audit Committee. Payment of USD$1,000.00 (one thousand dollars 00/100 legal tender of the United States of America) for every meeting attended in person, and USD$500.00 (five hundred dollars 00/100 legal tender of the United States of America) in the event of attendance by telephone or other remote means.

(viii)	Chairman of the Corporate Governance Committee. Fixed annual payment equivalent to USD$15,000.00 (fifteen thousand dollars 00/100 legal tender of the United States of America) and USD$2,500.00 (two thousand five hundred dollars 00/100 legal tender of the United States of America) for every meeting attended in person, and USD$500.00 (five hundred dollars 00/100 legal tender of the United States of America) in the event of attendance by telephone or other remote means.

(ix)	Other Members of the Corporate Governance Committee. Payment of USD$2,500.00 (two thousand five hundred dollars 00/100 legal tender of the United States of America) for every meeting attended in person, and USD$500.00 (five hundred dollars 00/100 legal tender of the United States of America) in the event of attendance by telephone or other remote means.

(x)	Secretary of the Corporate Governance Committee. Payment of USD$1,000.00 (one thousand dollars 00/100 legal tender of the United States of America) for every meeting attended in person, and USD$500.00 (five hundred dollars 00/100 legal tender of the United States of America) in the event of attendance by telephone or other remote means.

Likewise, it was approved by majority vote that the members of the Board of Directors and that the Chairmen of the Committees, solely with respect to the annual payment described above, may elect to receive the latter in cash or in kind (in shares of the Company).

VII.	Presentation and, as applicable, approval of the report on the Company’s compliance with its tax obligations, in accordance with applicable legal provisions

It was resolved to approve the report on the Company’s compliance with its tax obligations for fiscal year 2024, issued by Mr. Rogelio Morales Aguilar, B.S. in CS (L.C.C.), partner of KPMG Cárdenas Dosal, S.C., the Company’s external auditors, in accordance with the provisions of the Mexican Income Tax Law, its Regulations, and the Mexican Federal Fiscal Code, as in force as of the date of its issuance.

VIII.	Appointment of delegates who will carry out and formalize the resolutions adopted by this meeting.

The delegates of the meeting were appointed by majority vote to appear, indistinctly, before any notary public of their choice to formalize all or part of the meeting minutes, to arrange, if applicable, the registration, by themselves or through the person they designate, of the corresponding instrument in the Public Registry of Property and Commerce of the Company's registered domicile and to carry out all acts necessary to comply with the resolutions adopted by the meeting; being expressly authorized to issue the necessary certificates of all or part of these minute.

Delegates of the meeting were appointed by majority vote to indistinctly subscribe and file all kinds of certificates and documents and take all kinds of actions before the Mexican National Banking and Securities Commission (Comisión Nacional Bancaria y de Valores), the Mexican Stock Exchange (Bolsa Mexicana de Valores, S.A.B. de C.V.), the Securities Deposit Institution (S. D. Indeval Institución para el Depósito de Valores, S.A. de C.V.), and any national or foreign authority, as well as any other public or private company or institution, in connection with the resolutions approved by the meeting.